Exhibit 99.1

Nano Labs Announces Second Half of 2023 Financial Results

HANGZHOU, China, March 18, 2024 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of December 31, 2023 and for the six months ended December 31, 2023

Second Half of 2023 Financial Highlights

●	Net revenue was RMB26.1 million (US$3.7 million) for the second half of 2023, compared to RMB603.0 million in the same period of 2022.

●	Gross loss was RMB40.6 million (US$5.7 million) for the second half of 2023, compared to a gross profit of RMB53.8 million in the same period of 2022.

●	Loss from operations was RMB124 million (US$17.6 million) for the second half of 2023, compared to a loss from operations of RMB86.9 million in the same period of 2022.

●	Net loss was RMB120.0 million (US$16.9 million) for the second half of 2023, compared to a net loss of RMB80.3 million in the same period of 2022.

●	Net loss per share (both basic and diluted) was RMB1.91 (US$0.27) for the second half of 2023, compared to a net loss per share (both basic and diluted) of RMB1.47 in the same period of 2022.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “In the second half of 2023, our company benefited from supportive government policy and positive market trends. The Hong Kong government’s strong support for the web3.0 industry and the historic approval of the first Bitcoin spot ETF by the SEC in early 2024 have bolstered the industry, infusing optimism and propelling progress. Our management team is actively pursuing global market expansion opportunities. Through a series of market expansion initiatives, we aim to continue exploring potential market opportunities to increase our market share.

In terms of research and development, our Cuckoo series iterative products are currently undergoing intensive R&D efforts. Significant advancements were made in the latter half of 2023, and we anticipate the launch of enhanced versions of our products in 2024, which are expected to deliver substantially improved performance. Additionally, our company is concurrently upgrading our packaging technology and IP to enhance the efficiency of chip production. We are also laying the groundwork for research and development of AI computing, ZK computing, and other chips to seize emerging market opportunities.

Our metaverse business line, iPollo Metaverse, offers a photography studio service that includes 3D scanning and 3D printing services. This service has not only received high praise from athletes at the Asian Games but has also provided diverse digital application scenarios for various IPs. It assists in the digitalization of various types of IPs, helping them enter the metaverse track. Furthermore, the photography studio service offers personalized customization services to users, allowing a wide range of enthusiasts to experience the joy of DIY in the metaverse.”

Mr. Bing Chen, Chief Financial Officer, commented, “For the second half of 2023, our net revenue was RMB26.1 million (US$3.7 million). In addition, the net loss was RMB120.0 million (US$16.9 million) for the six months ended December 31, 2023, compared to a net loss of RMB80.3 million in the same period of 2022. While the company’s performance in the second half of 2023 may not have met expectations, we are encouraged by the gradual recovery in the market. We firmly believe that with the favorable policies and support, coupled with our continuous dedication and efforts, we will continue to progress and provide foundational services for the development of the web3.0 industry!”

Second Half of 2023 Financial Results

Net Revenues

Net revenue was RMB26.1 million (US$3.7 million) for the second half of 2023, compared to RMB603.0 million for the same period of 2022. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V1 Series and B1 Series. The revenues in 3D-printing products, our new products, was RMB787 thousand for the second half of 2023, compared to nil for the same period of 2022.

Cost of Revenues

Cost of revenues was RMB66.6 million (US$9.4 million) for the second half of 2023, compared to RMB549.2 million for the same period of 2022. The change was mainly due to the decrease in sales volume and partially offset by an increase in inventory write-down.

The cost of 3D-printing products was RMB629 thousand for the second half of 2023, compared to nil for the same period of 2022.

Operating Expenses

Total operating expenses decreased by 40.4% to RMB83.8 million (US$11.8 million) for the second half of 2023, from RMB140.7 million for the same period of 2022.

●	Selling and marketing expenses decreased to RMB5.8 million (US$0.8 million) for the second half of 2023, from RMB14.3 million for the same period of 2022. The decrease in selling and marketing expenses was primarily due to the decrease in advertising fee and marketing promotion expenses.

General and administrative expenses decreased by 38.4% to RMB22.4 million (US$3.2 million) for the second half of 2023, from RMB36.3 million for the same period of 2022. The decrease in general and administrative expenses was primarily due to the decrease in professional fees and employee salary expenses as the number and salaries of general and administrative staff decreased.

●	Research and development expenses decreased by 38.3% to RMB55.6 million (US$7.9 million) for the second half of 2023, from RMB90.2 million for the same period of 2022. The decrease in research and development expenses was primarily due to the decrease in equipment cost, salary expenses and share-based compensation expenses. The Company expects to continue its significant investment in research and development to support its future development, product iteration, and competitive strengths.

Loss from Operations

Loss from operations was RMB124.4 million (US$17.6 million) for the second half of 2023, compared with loss from operations of RMB86.9 million for the same period of 2022.

Finance Income

Finance income was RMB0.7 million (US$0.1 million) for the second half of 2023, compared with finance income of RMB3.8 million for the same period of 2022.

Net Loss

Net loss was RMB120.0 million (US$16.9 million) for the second half of 2023, compared with RMB80.3 million in the same period of 2022.

Basic and Diluted Loss Per Ordinary Share attributable to Nano Labs Ltd

Basic and diluted loss per share was RMB1.91 (US$0.27) for the second half of 2023, compared with basic and diluted loss per share of RMB1.47 for the same period of 2022.

Cash and Cash Equivalents

As of December 31, 2023, the Company had cash and cash equivalents of RMB48.2 million (US$6.8 million), compared with RMB87.8 million as of December 31, 2022.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0827 to US$1.00, the central parity rate on December 31, 2023 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing Time) on March 18, 2024.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10037655-rw885f.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until 25 March, 2024 via the following dial-in details:

Dial-in Numbers:

US/Canada:	1855 883 1031
Hong Kong:	800 930 639
China:	400 1209 216
Replay PIN:	10037655

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

Consolidated Balance Sheets
(Unaudited)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	87,811,272	48,164,664	6,800,325
Restricted cash	48,112	417,990	59,016
Accounts receivable, net	-	1,739,065	245,537
Inventories, net	102,201,746	12,874,986	1,817,808
Prepayments	71,314,254	24,386,010	3,443,039
Other current assets	27,275,215	37,908,092	5,352,209
Total current assets	288,650,599	125,490,807	17,717,934
Non-current assets:
Property, plant and equipment, net	21,426,955	169,653,582	23,953,236
Intangible asset, net	48,717,132	47,731,288	6,739,137
Operating lease right-of-use assets	8,447,978	7,424,554	1,048,266
Total non-current assets	78,592,065	224,809,424	31,740,639

TOTAL ASSETS	367,242,664	350,300,231	49,458,573

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debts	-	20,000,000	2,823,782
Current portion of long-term debts	280,000	3,410,000	481,455
Accounts payable	15,292,843	16,875,586	2,382,649
Advance from customers	124,469,097	107,826,617	15,223,942
Operating lease liabilities, current	4,199,361	3,479,752	491,303
Other current liabilities	39,399,532	90,978,171	12,845,126
Total current liabilities	183,640,833	242,570,126	34,248,257
Non-current liabilities:
Long-term debts	16,673,316	120,260,783	16,979,511
Operating lease liabilities, non-current	2,514,115	3,730,672	526,730
Total non-current liabilities	19,187,431	123,991,455	17,506,241
Total liabilities	202,828,264	366,561,581	51,754,498
Shareholders’ equity (deficit):
Class A ordinary shares ($0.0002 par value; 121,410,923 shares authorized; 27,159,258 and 41,927,302 shares issued as of December 31, 2022 and 2023, respectively; 27,159,258 and 37,242,359 shares outstanding as of December 31, 2022 and 2023, respectively)*	35,425	50,106	7,074
Class B ordinary shares ($0.0002 par value; 28,589,078 shares authorized; 28,589,078 shares issued and outstanding as of December 31, 2022 and December 31, 2023)*	36,894	36,894	5,209
Additional paid-in capital	354,803,564	428,310,028	60,472,706
Accumulated deficit	(199,207,921)	(452,031,693)	(63,821,945)
Statutory reserves	6,647,109	6,647,109	938,499
Accumulated other comprehensive income	2,099,329	2,254,558	318,319
Total Nano Labs Ltd shareholders’ equity (deficit)	164,414,400	(14,732,998)	(2,080,138)
Noncontrolling interests	-	(1,528,352)	(215,787)
Total shareholders’ equity (deficit)	164,414,400	(16,261,350)	(2,295,925)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	367,242,664	350,300,231	49,458,573

*	Giving effect of the 2-for-1 reverse stock split effective on January 31, 2024.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)

	For the six months ended December 31,
	2022	2023
	RMB	RMB	US$
Net revenues	603,030,131	26,066,660	3,680,328
Cost of revenues	549,236,760	66,617,485	9,405,662
Gross profit (loss)	53,793,371	(40,550,825)	(5,725,334)

Operating expenses:
Selling and marketing expenses	14,266,412	5,830,986	823,272
General and administrative expenses	36,311,852	22,360,766	3,157,096
Research and development expenses	90,159,028	55,648,133	7,856,910
Total operating expenses	140,737,292	83,839,885	11,837,278

Loss from operations	(86,943,921)	(124,390,710)	(17,562,612)

Other expenses (income):
Finance income	(3,771,346)	(680,536)	(96,084)
Interest income	(144,938)	(153,112)	(21,618)
Other income	(2,752,999)	(3,507,095)	(495,164)
Total other income	(6,669,283)	(4,340,743)	(612,866)

Loss before income tax provision	(80,274,638)	(120,049,967)	(16,949,746)
Income tax provision	-	(17,394)	(2,456)
Net loss	(80,274,638)	(120,032,573)	(16,947,290)
Less: net loss attributable to noncontrolling interests	-	(1,528,282)	(215,777)
Net loss attributable to Nano Labs Ltd	(80,274,638)	(118,504,291)	(16,731,513)

Comprehensive income (loss):
Net loss	(80,274,638)	(120,032,573)	(16,947,290)
Other comprehensive income (loss):
Foreign currency translation adjustment	3,229,764	(1,616,096)	(228,175)
Comprehensive Loss	(77,044,874)	(121,648,669)	(17,175,465)
Comprehensive loss attributable to noncontrolling interests	-	(1,528,352)	(215,787)
Comprehensive loss attributable to Nano Labs Ltd	(77,044,874)	(120,120,317)	(16,959,678)

Net loss per ordinary share attributable to Nano Labs Ltd
Basic*	(1.47)	(1.91)	(0.27)
Diluted*	(1.47)	(1.91)	(0.27)

Weighted average number of shares used in per share calculation:
Basic*	54,571,995	61,970,664	61,970,664
Diluted*	54,571,995	61,970,664	61,970,664

*	Giving effect of the 2-for-1 reverse stock split effective on January 31, 2024.

Non-GAAP Reconciliation
(Unaudited)

	For the Six Months Ended December 31,
	2022	2023
	RMB	RMB	US$
Net loss	(80,274,638)	(120,032,573)	(16,947,290)
Add:
Share-based compensation expenses	4,673,674	580,813	82,004
Non-GAAP adjusted net loss	(75,600,964)	(119,451,760)	(16,865,286)